Exhibit 99.1

English translation of interview with Liam Condon, member of the Management Board of Bayer AG, published in German newspaper Die Welt on October 15, 2016:

Die Welt, 15.10.2016

“Our good image is important to us”

Bayer Management Board member Liam Condon talks about the Monsanto acquisition, the glyphosate debate and why “organic” has a lot to do with personal conviction.

Liam Condon is a man on the move. A member of the Board of Management at Leverkusen-based pharmaceutical and chemical corporation Bayer, he is currently traveling the world to reassure investors about the largest overseas merger ever undertaken by a German company. Between meetings, 48-year-old Condon — who, together with Bayer CEO Werner Baumann, was instrumental in pushing through the almost EUR 60 billion deal — takes time out to talk to the “Welt” about the effects of the merger, the high price, Monsanto’s poor image and the concerns of farmers.

By Carsten Dierig and Anja Ettel, Monheim

DIE WELT: You have been a pivotal figure in bringing about the biggest ever takeover by a German company. Are you proud of that?

LIAM CONDON: I was raised to believe that one should be cautious when it comes to pride — it can lead to a fall. It’s a term I therefore prefer to avoid. However, the acquisition of Monsanto makes very good strategic sense for both companies. The price is right and we’re firmly convinced that the acquisition will create value and give farmers access to further innovations.

Many investors see it differently. Monsanto’s book value is around USD 10.30 per share. The purchase price is USD 128 per share. That’s rather a lot for a company with such a bad image.

We are aware of Monsanto’s image. However, many aspects played a role in the purchase price. Just a few years ago, Monsanto’s share price was much higher. However, the share has suffered because the market for crop protection products and seeds is caught in a cyclical trough. That has little to do with the company’s intrinsic value. Monsanto is a highly innovative biotechnology company and USD 128 per share is an absolutely fair price. This deal offers a lot of potential for Bayer’s stockholders — we wouldn’t be doing it otherwise.

There’s talk of annual synergies worth EUR 1.5 billion. At the same time, there aren’t going to be any job cuts in Germany. How are those synergies going to be achieved?

A total 80 percent of the short- to mid-term synergies are expected to come from cost savings and 20 percent from sales. For example, both Bayer and Monsanto have their own IT systems; in the future we’ll need only one. The same applies to various administrative areas. Two things the transaction isn’t: it’s not a means of saving on taxes, nor will we be restricting research and development activities.

Nevertheless, many observers only give you a 50:50 chance that the deal will be approved by the regulators.

We’re far more optimistic, otherwise we wouldn’t have agreed to pay Monsanto EUR 2 billion in the event that the acquisition fails on antitrust grounds. There are few relevant overlaps between Bayer and Monsanto, especially in terms of innovative focus, so no restrictions are anticipated there. We are also very confident that examination of the transaction by the relevant authorities will be unbiased and in line with antitrust law.

You’re not expecting any political interference — despite the U.S. election campaign and although the United States and Europe are currently wrangling over industrial policy?

In our view, the U.S. presidential election will have no impact on the acquisition of Monsanto. There are also no indications so far that U.S. politicians intend to intervene in the deal. In Europe, by contrast, public reservations may be considerable yet Monsanto’s poor image in some countries is out of proportion to the company’s actual business there. Most countries in Europe — including Germany — have banned the cultivation of genetically modified seeds. It goes without saying that we accept the legal position.

When the deal was announced, Bayer CEO Werner Baumann spoke of a “good day for humanity.” What’s good about a consolidation like this?

It’s a fact that farmers all over the world are facing enormous challenges. The population is growing so existing arable land will have to deliver higher yields; at the same time, farming is being hampered by climate change. If, in the future, we can be faster at breeding new seed varieties that are more productive and robust, that will be good overall for humankind. One thing is equally clear, however: This deal alone will not be the solution to all problems. Safeguarding the global food supply requires cooperation and innovation.

Worldwide, six companies produce more than 60 percent of the seed. Are we soon going to be living in a monocultural world?

On average, it takes ten years and costs millions to develop new crop protection products and new seed varieties. It therefore makes sense to combine forces. However, neither Bayer nor Monsanto favors a monocultural world. On the contrary, we have a massive product portfolio and are constantly developing new varieties. In other words, we are not a barrier to diversity — not least because in Germany alone there are some 130 other companies that breed and market crop plants; worldwide there are thousands.

Nevertheless, many farmers fear they will become sort of Bayer/Monsanto franchise holders in the future.

Every farmer has the choice of buying either our products or products from other companies. It’s normal for farmers to test in advance whether a new seed or crop protection product will work on their fields. They only buy what’s effective and truly economical. You won’t convince anyone with pretty-colored brochures.

Monsanto obviously didn’t just hand out brochures, otherwise the reservations wouldn’t be so large. How much risk is Bayer acquiring?

Monsanto has a negative reputation in Germany and France especially. Things look different in other countries. However, our good image is important to us so Monsanto’s business will be conducted in line with Bayer’s values in the future.

How do you intend to do that?

The integration process will start after the transaction is closed, which we expect at the end of 2017. We will then build mixed teams comprising the best people from both companies. You can be assured that Bayer will implement a uniform culture across the company. This will include dialog with various interest groups. We are always open to discussion and are willing to listen to good arguments. At the same time, we have scientifically sound positions of which we are convinced.

In the future, you’re aiming to use new technologies to revolutionize agriculture and control weeds more selectively. What is behind that?

There are around 30,000 weed species competing with crop plants in the fields. And weeds will win in the end if farmers don’t intervene. A weed-free field produces larger yields. And larger yields mean significantly less land is needed to grow crops. Intensifying agriculture by way of innovations like digital farming therefore also greatly benefits nature as well.

How much less land would be needed if agriculture is intensified?

Organic farmers easily need 20 to 30 percent more land than conventional farmers. And we know that harvest losses are between 30 and 40 percent if a field is not treated with fertilizers and crop protection products. That perhaps gives some indication of what is possible.

You can be sure of opposition from the organic movement.

Organic is good and important. But organic products alone cannot feed the world. It would require far too much land and too many resources. Unfortunately, however, that is not correctly communicated to most consumers. In Germany, the idea is prevalent that organic is holy, conventional is bad and genetic engineering completely evil. But that’s wrong. All three approaches are legitimate and all three are safe.

It sounds as though you yourself avoid organic products...

I’ve bought organic in the past. But organic products aren’t healthier or safer than conventional products — that’s been scientifically proven. Choosing organic is a matter of personal conviction. However, the organic lobby is clever at building and sustaining a positive image. It works because most consumers today are far removed from agriculture and know very little about it. It used to be that almost everyone had a local farmer. Nowadays, farming is only perceived from a distance.

Taking over Monsanto means taking over the problems associated with the disputed crop protection product glyphosate, which could ultimately be banned in Europe.

In Europe, there was some confusion after the IARC, an agency of the World Health Organization, classified glyphosate as “probably carcinogenic” — just like red meat and very hot drinks, by the way. However, the IARC has no official role in the evaluation process. To date, all relevant regulatory authorities have concluded that glyphosate does not present an unacceptable risk. The contradiction stems from the fact that the IARC examined the absolute risk, whereas the question that needs to be asked is what risk there is under realistic conditions of use. I’m therefore confident that regulatory approval will be extended after the ongoing review.

The politicians recently decided differently.

The European Commission extended approval for glyphosate by a further 18 months and is awaiting the results of a review by one other agency — it is thus responding to public concerns. However, politicians need to ask themselves what the alternative is. Glyphosate is not only the best-selling herbicide, it is also the best-researched. We are working on alternatives but it could take years yet. At the present time, I don’t see any adequate substitute. If farmers were to be denied an active substance for no real reason, people have to be aware of the consequences. For example, farmers would have to plow more in order to keep weeds at bay. However, that would increase soil erosion, release more carbon dioxide and cause avoidable damage to the environment.

Tell us why agrochemicals are suddenly more exciting for Bayer than pharmaceuticals.

Both are exciting. No one in the Pharmaceuticals business needs to worry — there aren’t going to be any cuts there in order to finance the Monsanto deal. All Bayer’s businesses will continue to receive the funding they need for research and investment. Pharmaceuticals is still very significant and has a good future.

About Liam Condon

In the past, Liam Condon has experienced big mergers from the other side. He was previously a senior manager at Schering AG, before the Berlin-based pharmaceutical company was acquired by Bayer. Today, Irish-born Condon is the Bayer Management Board member responsible for Crop Science, Bayer’s crop protection and seed division. He is married and has two sons. In his spare time, he learns languages and runs marathons.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (“Monsanto”) stockholders do not approve the transaction; uncertainties as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (“Bayer”); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption of management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended August 31, 2015 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s website at www.monsanto.com; and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. Bayer assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto and Bayer.  In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the SEC, including Monsanto’s proxy statement on Schedule 14A (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents

(when available) free of charge at the SEC’s web site, http://www.sec.gov, and Monsanto’s website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto.  In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation

Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction.  Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015, which was filed with the SEC on October 29, 2015.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.